December 3, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Synaptics Incorporated
Form 10-K for the Fiscal Year Ended June 27, 2015
Filed August 25, 2015
File No. 000-49602

Dear Ms. Collins:

Synaptics Incorporated (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 25, 2015, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated November 25, 2015, has been reproduced herein (in bold), with the Company’s response below each numbered comment. Unless the context otherwise requires, references to “Synaptics,” “our,” “us,” or “we” mean Synaptics Incorporated on a consolidated basis with its wholly owned subsidiaries. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended June 27, 2015

Business

Customers, Page 10

1.	You disclose here that sales to Samsung Digital and its affiliates, Sanshin, Sharp and Fuhrmeister Electronics each accounted for 10% or more of your net revenue in fiscal 2015. In future filings, please specify the percentage of your total net revenue that is attributable to each 10% or greater customer. Additionally, you disclose on page F-31 that sales to one of the above customers accounted for 18%, 28% and 14% of your total net revenue for fiscal 2015, 2014 and 2013, respectively. We note from your prior filings that this customer appears to be Samsung Digital. Tell us what consideration you have given to providing a more particularized summary of the material terms of your relationship with this customer, beyond the general description of your relationships with OEM customers already provided. Tell us also what consideration you have given to filing any material agreement(s) with this customer. See Items 101(c)(1)(vii) and 601(b)(10) of Regulation S-K.

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408.904.1110

www.synaptics.com

Response: We acknowledge the Staff’s comment and confirm that we will specify the percentage of our total net revenue that is attributable to each 10% or greater customer in future filings. In our Form 10-K for the fiscal year ended June 27, 2015, we disclosed that we made sales to Samsung Display and its affiliates. Sales to Samsung Display and its affiliates, Sanshin, Sharp and Fuhrmeister Electronics accounted for 18%, 16%, 11% and 11% of our net revenue in fiscal 2015. The customer who accounted for 18%, 28% and 14% of our total net revenue for fiscal 2015, 2014 and 2013, respectively, was Samsung Display and its affiliated companies.

We do not have any specific contract that governs the sales of our products to Samsung Display or its affiliated companies. Samsung Display and its affiliates typically place orders with us via purchase order. We acknowledge the purchase order subject to our direct sales standard terms and conditions and directly invoice the customer, which is the same process we use for most of our other OEM customers. While we do assess all material contracts under the disclosure requirements of Item 601(b)(10) of Regulation S-K, we do not have any material agreement with Samsung Display or its affiliates that would be required to be filed or disclosed thereunder.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

2.	We note from the disclosures in Exhibit 99.1 to the Form 8-K/A filed on November 5, 2014 that Renesas SP Drivers, Inc. (“RSP”) utilized distributors for a large percentage of its sales. We further note that such arrangements contained acceptance provisions, which appeared to impact the timing of revenue recognition. Please clarify whether the company retained the distributor relationships and related terms upon the acquisition of RSP. If so, tell us what impact, if any, these arrangements have on your revenue recognition policy and explain what consideration was given to incorporating the key provisions of such arrangements into your policy disclosures. In addition, to the extent that you continue to have significant sales through distributors, tell us whether you offer your distributors any concessions such as rights of return, price protection, rotation rights, etc. and if so, describe your accounting for such rights.

Response: As we described in the audited financial statements of Renesas SP Drivers, Inc., or “RSP,” that we filed as Exhibit 99.1 to our Form 8-K/A on November 5, 2014, prior to the acquisition by the Synaptics group of RSP, product sales to distributors in Japan were done through RSP’s majority owner Renesas Electronics Corporation, or “Renesas” (please see Note 1 to Special Purpose Consolidated Financial Statements contained in Exhibit 99.1 to our November 5, 2014 Form 8-K/A, which states that “The Company has historically outsourced customer activities for distributors in Japan, including monitoring and collections of accounts receivables from those distributors to Renesas.”). Prior to our acquisition of RSP, Renesas interfaced directly with Japanese distributors on behalf of RSP.

After we completed the acquisition of RSP, we transitioned product sales to distributors in Japan away from Renesas to Synaptics Display Devices GK, the successor entity to RSP. Synaptics Display Devices GK entered into direct agreements with its distributor customers that specifically state that the distributor has no right of return, other than limited return rights for product warranty. Agreements that we (including Synaptics Display Devices GK) have with our distributor customers convey no rights or concessions, such as general rights of return, price protection, rotation rights, etc., that would alter the timing of revenue recognition. Accordingly, revenue recognition treatment for sales to our distributor customers is the same as revenue recognition treatment for sales to our non-distributor customers.

If you have any questions regarding our responses, please feel free to contact me by telephone at (408) 904-2741 or by facsimile at (408) 904-2742.

Very truly yours,

Synaptics Incorporated

By:	/s/ John McFarland
John McFarland
Senior Vice President, General Counsel, and Secretary

cc:	David Edgar, SEC
Mitchell Austin, SEC
Katherine Wray, SEC
Micheal Reagan, Jones Day
Stuart Ogg, Jones Day